UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 18

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

1272 Borregas Avenue

Sunnyvale, California 94089

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 18 (“Amendment No. 18”) amends and supplements Items 2 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015, December 14, 2015, December 18, 2015, December 29, 2015, January 5, 2016, January 6, 2016, January 21, 2016, January 28, 2016, February 4, 2016, February 16, 2016, February 19, 2016, March 4, 2016, March 18, 2016, April 1, 2016, April 15, 2016, April 29, 2016 and May 13, 2016 (as so amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“ON Semiconductor”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 18. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph after the last paragraph under the subsection entitled “Tender Offer” as follows:

The Offer, which was previously scheduled to expire at the time that is one minute following 11:59 p.m., New York City time, on May 26, 2016, is being extended in accordance with the Merger Agreement until the time that is one minute following 11:59 p.m., New York City time, on June 9, 2016, unless further extended in accordance with the Merger Agreement.

On May 27, 2016, ON Semiconductor issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(T) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(S) the Exhibit as follows:

(a)(5)(T)	Press Release, dated May 27, 2016 (incorporated by reference to Exhibit (a)(5)(P) to the Schedule TO filed by ON Semiconductor and Acquisition Sub on May 27, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2016

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary